May 25, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (864) 239-5824</u>

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re: National Tax Credit Partners LP
 Form 10-KSB for the year ended December 31, 2004
 File No. 0-18541

Dear Mr. Waters:

      We have reviewed your May 10, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended December 31, 2004</u>

<u>Financial Statements and Notes</u>

<u>Note 1 - Summary of Partnership Organization and Significant
Accounting Policies</u>

<u>Recent Accounting Pronouncements</u>

1.   We have reviewed your response to prior comment 3 and it remains unclear how you concluded that you were not the primary beneficiary of the variable interest entities. Specifically, tell us how you reached your conclusions in light of your response in which you say that the Partnership "would have the greatest exposure based on provisions in the local limited partnership" and relative to any advances the Partnership has made on their behalf. In addition, tell us how you have considered each of the criteria in paragraph 17 for those variable interest entities in which the other investor is a related party under paragraph 16.

You may contact Matthew Dowling, Staff Accountant, at (202) 551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief